July 7, 2015

VIA EDGAR AND FEDERAL EXPRESS

Mary A. Cole, Esq.

Sheila Stout, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0404

RE:	TriplePoint Venture Growth BDC Corp.
File Nos.: 333-204933; 814-01044

Dear Ms. Cole and Ms. Stout:

On behalf of our client, TriplePoint Venture Growth BDC Corp., a Maryland corporation (the “Company”), we are transmitting for filing Pre-Effective Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form N-2 (the “Registration Statement”). The Amendment contains changes made in response to the comments of the Staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated July 1, 2015 (the “Comment Letter”), with respect to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments contained in the Comment Letter. The responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly. We have enclosed with this letter a marked copy of the Amendment, which was filed today by the Company via EDGAR, reflecting all changes made to the Registration Statement. All page references in the responses below are to the pages of the marked copy of the Amendment.

General

1.	Whenever a comment is made with respect to disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

The Company has made conforming changes throughout the Registration Statement where appropriate.

2.	Certain items of disclosure were omitted from the registration statement. We may have comments on such items when they are included in a pre-effective amendment to the registration statement.

The Company acknowledges the Staff’s comment.

Accounting Comments

3.	Please file an updated consent with the amended N-2 filing if 30 days has passed since the initial filing date of the N-2, i.e., June 12, 2015.

The Company has filed an updated auditor’s consent as Exhibit (n)(1) to the Registration Statement.

4.	In your response, confirm that the financial statements of all wholly owned and all substantially owned subsidiaries are consolidated with the financial statements of the Company.

The Company confirms that the financial statements of all wholly-owned and all substantially owned subsidiaries are consolidated with the financial statements of the Company.

5.	Confirm for the Staff that the Company performs a quarterly analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries.

a.	The Staff believes that Rules 3-09 and 4-08(g) of Regulation S-X apply to BDCs and RICs. Rule 3-09 of Regulation S-X is applicable for a majority owned subsidiary (greater than 50% ownership) that is not consolidated by the Registrant. Rule 4-08(g) of Regulation S-X is applicable for subsidiaries (generally, 25% or more ownership) not consolidated.

b.	See definition of subsidiary in 1-02 (x) of Regulation S-X and definition of affiliate in Section 602(a) of Regulation S-X.

The Company confirms that it performs a quarterly analysis to determine whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied for any unconsolidated subsidiaries. At this time, the Company does not have any unconsolidated subisidiaries.

6.	Besides the two wholly owned subsidiaries, TPVG Variable Funding Company LLC and TPVG Investment LLC, does the Company have any other controlled or affiliated holdings?

The Company does not have any other controlled or affiliated holdings other than the two wholly-owned subsidiaries, TPVG Variable Funding Company LLC and TPVG Investment LLC.

7.

In the Expense Example on page 21, please clarify the narrative below the expense example. The second line currently states “the incentive fee would either not be payable or have an immaterial impact on the expenses and is not included in the example.” The example should include a line showing the expenses a shareholder would pay assuming a 5% return as well as a line showing the expenses a shareholder would pay assuming the 5% return was entirely from realized gains. The statement should be clarified to make clear that the income incentive fee has not been included in the example but the realized gains fee has been included.

The Company has clarified the narrative below the expense example on page 21 of the Registration Statement to state that “As noted the example includes the realized gains fee from the Investment Advisory Agreement but does not include the income incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have an immaterial impact on the expense amounts shown above, is not included in the example.”

8.	Please be aware that the staff is considering its position with respect to whether unfunded commitments are senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). As of March 31, 2015, the Company had $153.5 million in unfunded commitments and $9.8 million in cash.

The Company acknowledges the Staff’s comment.

9.	With respect to the unfunded commitments, please make the following representation: The Company hereby confirms that: (1) it has sufficient cash and borrowing capacity to cover the amount of unfunded commitments that are currently outstanding; and (2) it will not sell additional shares unless it has sufficient cash and borrowing capacity to cover the amount of unfunded commitments.

The Company represents that: (1) it has sufficient cash and borrowing capacity to cover the amount of unfunded commitments that are currently outstanding; and (2) it will not sell additional shares unless it has sufficient cash and borrowing capacity to cover the amount of unfunded commitments.

10.	The Company’s Senior Securities Table should include the last ten fiscal years for each class of senior securities (including bank loans). If consolidated statements were prepared as of any of the dates specified, furnish the following information on a consolidated basis:

i.	Year
ii.	Total Amount Outstanding Exclusive of Treasury Securities
iii.	Asset Coverage Per Unit
iv.	Involuntary Liquidating Preference Per Unit
v.	Average Market Value Per Unit (Exclude Bank Loans)

vi.	The Information in the N-2 is of the last quarter only. Ensure that it is updated in the N-2/A to include the most recent fiscal year. Please note that if the unfunded commitments are deemed to be senior securities, they should be included in the senior securities table. Please file one in the N-2/A.

The Company has revised the senior securities table on page 79 of the Registration Statement to include the most recent fiscal year.

11.	Please include a report on the senior securities table in the N-2/A. Refer to the guidance set forth in the 2011/12 AICPA Audit Risk Alert, Investment Companies Industry Developments. Currently no audit opinion has been filed as an exhibit to the Registration Statement.

The Company has included an audit opinion as Exhibit (n)(2) to the Registration Statement.

12.	On page 57 where the Company discusses distributions there is use of the term dividend. Has the Company historically paid a tax return of capital to its shareholders? If so, the terms “dividend” and “yield” should not be used in the Registration Statement or in marketing materials as there is a connotation of income associated with those terms. In addition, there is a statement that the Company is not able to determine whether any distributions for the year will be made as a return of capital until the end of the year. The Company should provide an estimate based on historical information and state the actual figures at year end.

The Company supplementally advises the Staff that the Company has not made a return capital to its stockholders.

13.	In the Statement of Changes on page F-4 identify the nature of the distributions. Has the Fund paid a tax return of capital? If so, please confirm compliance with Rule 19(a) (1).

The Company will revise its future periodic filings with the Commission to identify the nature of the distributions. The Company advises the Staff that the Company has not made a return of capital to its stockholders.

14.	The Financial Highlights on page F-24 should also disclose the nature of the distributions paid.

The Company will revise its future periodic filings with the Commission to disclose the nature of the distributions paid.

15.	Management’s Report on Internal Control over Financial Reporting – Why has the Company not included a Management’s Report? The disclosure states that the

Company is an emerging growth company and has not included the auditor’s assessment but it makes no mention of the Management’s Report.

The Company acknowledges the Staff’s comment and informs the Staff that it will include management’s evaluation of the Company’s disclosure controls and procedures in future periodic reports as required by the Securities Exchange Act of 1934, as amended.

16.	It appears that the “F” pages for the Schedule of Investments are out of order. The Schedule of Investments is presented on F-6 and then F-29-F-32. Please ensure that these pages are correctly uploaded in the N-2/A.

The Company has corrected the page numbering in the Registration Statement.

17.	In the Schedule of Investments if a rate has been established for the preferred shares, please include the rate going forward.

The Company supplementally advises the Staff that no rate has been established for the preferred shares.

18.	The expense ratio required by Form N-2 should include all expenses on the statement of operations and should be labeled as “Ratio of Expenses to Average Net Assets”, as required by Item 4 of Form N-2. The Company currently discloses several different expense ratios that exclude incentive fees and show various ratios that include both components of the incentive fee. In future filings disclose the required ratio including all expenses, and move any ratios that exclude certain expenses to the footnotes.

The Company will revise its future periodic filings with the Commission to disclose the required ratio including all expenses, and move any ratios that exclude certain expenses to the footnotes.

In addition, the Company acknowledges that:

•	The Company is responsible for the accuracy and adequacy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;

•	The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff for its attention to the Company’s filing and we look forward to hearing from you regarding the Amendment. If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 212-878-8332 or Brian Hirshberg at 212-878-3332.

Very truly yours,

/s/ Andrew S. Epstein
Andrew S. Epstein

Enclosure

cc:	TriplePoint Venture Growth BDC Corp.
James P. Labe
Sajal K. Srivastava
Clifford Chance US LLP
Clifford R. Cone